Exhibit 99.1

Silicon Motion Announces Results for the Period Ended September 30, 2019

NEWS RELEASE

Financial Highlights

	3Q 2019 GAAP	3Q 2019 Non-GAAP

• Net sales	$110.5 million (+12% Q/Q, -20% Y/Y)	$113.2 million (+20% Q/Q, -14% Y/Y)

• Gross margin	49.6%	49.8%

• Operating margin	4.2%	22.1%

• Earnings per diluted ADS	$0.12	$0.69

Business Highlights

•	SSD controller sales increased about 15% Q/Q to record high

•	eMMC+UFS controller sales increased about 40% Q/Q

•	SSD solutions[1] sales increased about 45% Q/Q

•	Repurchased $25.0 million of shares

•	Announced on Oct. 25 annual cash dividend of $1.40 per ADS, an increase from $1.20 last year

TAIPEI, Taiwan and MILPITAS, Calif., October 30, 2019 – Silicon Motion Technology Corporation (NasdaqGS: SIMO) (“Silicon Motion” or the “Company”) today announced its financial results for the quarter ending September 30, 2019. For the third quarter, net sales (GAAP) increased to $110.5 million from $98.8 million in second quarter 2019. Net income (GAAP) decreased to $4.2 million or $0.12 per diluted ADS (GAAP) from $26.5 million or $0.75 per diluted ADS (GAAP) in second quarter 2019.

For the third quarter, net sales (non-GAAP) increased to $113.2 million from $94.3 million in second quarter 2019. Net income (non-GAAP) increased to $24.4 million or $0.69 per diluted ADS (non-GAAP) from $18.6 million or $0.52 per diluted ADS (non-GAAP) in second quarter 2019.

[1]	Non-GAAP

Third Quarter 2019 Review

“Third quarter sales were stronger than expected, with total revenue growing 20%,” said Wallace Kou, President and CEO of Silicon Motion. “We achieved corporate record high SSD controller sales as SSD adoption in client devices grew further, especially at PC OEMs. Our eMMC+UFS controller sales rebounded further as smartphone adoption of UFS mobile embedded memory accelerated and our module makers’ eMMC projects continued to grow. Sales of our SSD solutions, specifically our Ferri and Shannon products, started to recover this quarter.”

Key Financial Results

(in millions, except percentages and per ADS amounts)	GAAP			Non-GAAP
	3Q 2019	2Q 2019	3Q 2018	3Q 2019	2Q 2019	3Q 2018
Revenue	$110.5	$98.8	$138.6	$113.2	$94.3	$131.4
Gross profit Percent of revenue	$54.8 49.6%	$46.1 46.7%	$70.6 50.9%	$56.4 49.8%	$48.5 51.5%	$67.0 51.0%
Operating expenses	$50.1	$33.8	$38.3	$31.4	$31.1	$29.0
Operating income Percent of revenue	$4.6 4.2%	$12.4 12.5%	$32.2 23.3%	$25.1 22.1%	$17.4 18.4%	$38.0 28.9%
Earnings per diluted ADS	$0.12	$0.75	$0.81	$0.69	$0.52	$0.96

Shannon goodwill impairment. On May 15, 2019, we disclosed in our annual report filed on Form 20-F that we reduced our Shannon 2019 sales forecast meaningfully, which is a triggering event that requires us to reevaluate our Shannon reporting unit’s goodwill and intangible assets. On July 31, 2019, in our second quarter earnings release filed on Form 6-K, we disclosed that further deterioration in Shannon’s operating performance since the filing of our 20-F has necessitated a $5.0 million inventory write-down and that we believed that we would more than likely have to write-down a significant portion of the reporting unit’s $33.7 million of goodwill and intangible assets later this year. This quarter, we completed our goodwill impairment evaluation and wrote-down the reporting unit’s goodwill and intangible assets by $16.0 million.

Other Financial Information

(in millions)	3Q 2019	2Q 2019	3Q 2018
Cash, cash equivalents, restricted cash and short-term investments—end of period	$333.3	$368.1	$325.7
Bank loans—end of period	—	—	$3.9
Routine capital expenditures	$3.9	$2.9	$4.0
Non-routine capital expenditures	—	—	$58.9
Dividend payments	$10.0	$10.9	$10.8
Share repurchases	$25.0	—	—

During the third quarter, we had $3.9 million of capital expenditures for the routine purchase of software, design tools and other items.

Returning Value to Shareholders

On October 29, 2018, our Board of Directors declared a $1.20 per ADS annual dividend to be paid in quarterly installments of $0.30 per ADS. On August 22, 2019, we paid $10.0 million to shareholders as the fourth installment of our annual dividend. On October 25, 2019, our Board of Directors declared a $1.40 per ADS annual dividend to be paid in quarterly installments of $0.35 per ADS. The first installment of our new annual dividend will be paid on November 21, 2019.

On November 21, 2018, the Company announced that our Board of Directors had authorized a new program for the Company to repurchase up to $200 million of our ADS over a 24 month period. In the third quarter, we repurchased $25.0 million of our ADS at an average price of $32.82 per ADS. Since the start of this program, we have repurchase $59.8 million of our ADS.

Business Outlook

“We are expecting a strong finish to this year, with revenue growing further in the fourth quarter,” said Wallace Kou, President and CEO of Silicon Motion. “In the fourth quarter, we expect sales of both our SSD controllers and eMMC+UFS controllers to strengthen, and our SSD solutions sales to continue recovering. Sales visibility has improved considerably since earlier this year, and based on what we are seeing from our customers’ procurement plans, our SSD controllers, eMMC+UFS controllers and SSD solutions are all expected to deliver solid growth next year.”

For the fourth quarter of 2019, management expects:

	GAAP	Non-GAAP Adjustment	Non-GAAP

Revenue	$133m to $139m +20.3% to 25.4% Q/Q	—	$133m to $139m +17.5% to 22.5% Q/Q

Gross margin	48.4% to 50.4%	Approximately $0m*	48.5% to 50.5%

Operating margin	15.6% to 19.5%	Approximately $7m to $8m**	21.6% to 24.6%

*	Excludes $0.1 million of stock-based compensation.

**	Excludes $7.1 million to $8.1 million of stock-based compensation.

Conference Call & Webcast:

The Company’s management team will conduct a conference call at 8:00 a.m. Eastern Time on October 30, 2019.

Speakers:

Wallace Kou, President & CEO

Riyadh Lai, CFO

Chris Chaney, Director of Investor Relations & Strategy

CONFERENCE CALL ACCESS NUMBERS:

USA (Toll Free): 1 866 519 4004

USA (Toll): 1 845 675 0437

Taiwan (Toll Free): 080 909 1568

Participant Passcode: 1675677

REPLAY NUMBERS (for 7 days):

USA (Toll Free): 1 855 452 5696

USA (Toll): 1 646 254 3697

Participant Passcode: 1675677

A webcast of the call will be available on the Company’s website at www.siliconmotion.com.

Discussion of Non-GAAP Financial Measures

To supplement the Company’s unaudited selected financial results calculated in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”), the Company discloses certain non-GAAP financial measures that exclude stock-based compensation and other items, including gross profit (non-GAAP), operating expenses (non-GAAP), operating profit (non-GAAP), net income (non-GAAP), and earnings per diluted ADS (non-GAAP). These non-GAAP measures are not in accordance with or an alternative to GAAP, and may be different from non-GAAP measures used by other companies. We believe that these non-GAAP measures have limitations in that they do not reflect all the amounts associated with the Company’s results of operations as determined in accordance with GAAP and that these measures should only be used to evaluate the Company’s results of operations in conjunction with the corresponding GAAP measures. The presentation of this additional information is not meant to be considered in isolation or as a substitute for the most directly comparable GAAP measure. We compensate for the limitations of our non-GAAP financial measures by relying upon GAAP results to gain a complete picture of our performance.

Our non-GAAP financial measures are provided to enhance the user’s overall understanding of our current financial performance and our prospects for the future. Specifically, we believe the non-GAAP results provide useful information to both management and investors as these non-GAAP results exclude certain revenue, expenses, gains and losses that we believe are not indicative of our core operating results and because they are consistent with the financial models and estimates published by many analysts who follow the Company. We use non-GAAP measures to evaluate the operating performance of our business, for comparison with our forecasts, and for benchmarking our performance externally against our competitors. Also, when evaluating potential acquisitions, we exclude the items described below from our consideration of the target’s performance and valuation. Since we find these measures to be useful, we believe that our investors benefit from seeing the results from management’s perspective in addition to seeing our GAAP results. We believe that these non-GAAP measures, when read in conjunction with the Company’s GAAP financials, provide useful information to investors by offering:

–	the ability to make more meaningful period-to-period comparisons of the Company’s on-going operating results;

–	the ability to better identify trends in the Company’s underlying business and perform related trend analysis;

–	a better understanding of how management plans and measures the Company’s underlying business; and

–	an easier way to compare the Company’s operating results against analyst financial models and operating results of our competitors that supplement their GAAP results with non-GAAP financial measures.

The following are explanations of each of the adjustments that we incorporate into our non-GAAP measures, as well as the reasons for excluding each of these individual items in our reconciliation of these non-GAAP financial measures:

Stock-based compensation consists of non-cash charges related to the fair value of restricted stock units awarded to employees. The Company believes that the exclusion of these non-cash charges provides for more accurate comparisons of our operating results to our peer companies due to the varying available valuation methodologies, subjective assumptions and the variety of award types. In addition, the Company believes it is useful to investors to understand the specific impact of share-based compensation on its operating results.

SSD solutions restructuring are charges relate to the restructuring of our underperforming Shannon and Bigtera product lines and include goodwill and intangible assets impairment expenses, the write-down of NAND flash and SSD inventory valuation and customer sales returns attributable to these product lines.

Amortization of intangibles assets consists of non-cash charges that can be impacted by the timing and magnitude of our acquisitions. The Company considers its operating results without these charges when evaluating its ongoing performance and forecasting its earnings trends, and therefore excludes such charges when presenting non-GAAP financial measures. The Company believes that the assessment of its operations excluding these costs is relevant to its assessment of internal operations and comparisons to the performance of its competitors.

Litigation expenses consist of legal expenses relating to intellectual property disputes, commercial claims and other types of litigation. While litigation may arise in the ordinary course of our business, we nevertheless consider litigation to be an unusual and unplanned activity and therefore exclude this charge when presenting non-GAAP financial measures.

FCI divestiture refers to the exclusion of revenue, expenses and other items relating to our FCI specialty RF IC product-line, the sale of which was closed on May 31, 2019. Under GAAP, according to FASB ASU 2014-08, this disposal transaction does not meet the threshold for presenting as a discontinued operation. We are excluding FCI from our financial results for non-GAAP as we believe this provides investors with enhanced transparency. Additionally, we are also excluding transaction expenses and long-term investment gains from this asset disposal.

Foreign exchange gains and losses consist of translation gains and/or losses of non-US$ denominated current assets and current liabilities, as well as certain other balance sheet items which result from the appreciation or depreciation of non-US$ currencies against the US$. We do not use financial instruments to manage the impact on our operations from changes in foreign exchange rates, and because our operations are subject to fluctuations in foreign exchange rates, we therefore exclude foreign exchange gains and losses when presenting non-GAAP financial measures.

Gains on disposal of long-term investments relate to gains from the sale of our investment in ProGrade, a professional-grade memory card manufacturer, and Cashido, a manufacturer of flash memory storage devices.

Gain and loss on equity-method investments consist of gain and/or loss related to our investment in a privately-held company, which varies depending on the operational and financial performance of the company in which we invested. We believe that providing non-GAAP measures excluding these charges as supplementary metrics to GAAP measures assists our investors in evaluating our ongoing operations.

Silicon Motion Technology Corporation

Consolidated Statements of Income

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For Nine Months Ended

	Sep. 30, 2018 ($)	Jun. 30, 2019 ($)	Sep. 30, 2019 ($)	Sep. 30, 2018 ($)	Sep. 30, 2019 ($)
Net Sales	138,562	98,846	110,518	406,962	304,058

Cost of sales	67,988	52,717	55,727	208,252	155,519

Gross profit	70,574	46,129	54,791	198,710	148,539

Operating expenses

Research & development	25,506	23,893	24,392	71,353	76,254

Sales & marketing	7,735	6,062	5,895	21,845	18,919

General & administrative	4,355	3,554	3,632	12,236	11,543

Amortization of intangibles assets	741	255	255	2,223	766

Impairment of goodwill and intangible assets	-	-	15,970	-	15,970

Operating income	32,237	12,365	4,647	91,053	25,087

Non-operating income (expense)

Interest income, net	1,597	1,770	1,662	4,205	4,926

Gain on disposal of long-term investments	-	12,904	37	-	12,941

Foreign exchange gain (loss), net	(749)	(68)	(362)	(606)	64

Gain (loss) on equity-method investments	(98)	-	-	(303)	-

Others, net	55	34	6	154	59

Subtotal	805	14,640	1,343	3,450	17,990

Income before income tax	33,042	27,005	5,990	94,503	43,077

Income tax expense	3,858	521	1,777	11,531	4,108

Net income	29,184	26,484	4,213	82,972	38,969

Earnings per basic ADS	0.81	0.75	0.12	2.30	1.10

Earnings per diluted ADS	0.81	0.75	0.12	2.30	1.10

Margin Analysis:

Gross margin	50.9%	46.7%	49.6%	48.8%	48.9%

Operating margin	23.3%	12.5%	4.2%	22.4%	8.3%

Net margin	21.1%	26.8%	3.8%	20.4%	12.8%

Additional Data:

Weighted avg. ADS equivalents[2]	36,136	35,518	35,128	36,050	35,311

Diluted ADS equivalents	36,171	35,536	35,153	36,147	35,388

[2]	Assumes all outstanding ordinary shares are represented by ADSs. Each ADS represents four ordinary shares.

Silicon Motion Technology Corporation

Reconciliation of GAAP to Non-GAAP Operating Results

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For Nine Months Ended
	Sep. 30, 2018 ($)	Jun. 30, 2019 ($)	Sep. 30, 2019 ($)	Sep. 30, 2018 ($)	Sep. 30, 2019 ($)
Revenue (GAAP)	138,562	98,846	110,518	406,962	304,058

SSD solutions restructuring	-	-	2,656	-	2,656
FCI divestiture	(7,201)	(4,566)	-	(22,578)	(10,359)
Revenue (non-GAAP)	131,361	94,280	113,174	384,384	296,355

Gross profit (GAAP)	70,574	46,129	54,791	198,710	148,539
Gross margin (GAAP)	50.9%	46.7%	49.6%	48.8%	48.9%

Stock-based compensation (A)	77	7	50	130	152

SSD solutions restructuring	-	4,985	1,572	-	6,557

FCI divestiture	(3,663)	(2,597)	-	(11,214)	(5,675)

Gross profit (non-GAAP)	66,988	48,524	56,413	187,626	149,573

Gross margin (non-GAAP)	51.0%	51.5%	49.8%	48.8%	50.5%

Operating expenses (GAAP)	38,337	33,764	50,144	107,657	123,452

Stock-based compensation (A)	(4,413)	(275)	(2,561)	(7,949)	(6,930)

Amortization of intangible assets	(741)	(255)	(255)	(2,223)	(766)

SSD solutions restructuring	-	-	(15,970)	-	(15,970)

Litigation expense	(8)	-	-	(29)	2

FCI divestiture	(4,154)	(2,098)	-	(12,675)	(8,682)

Operating expenses (non-GAAP)	29,021	31,136	31,358	84,781	91,106

Operating profit (GAAP)	32,237	12,365	4,647	91,053	25,087

Operating margin (GAAP)	23.3%	12.5%	4.2%	22.4%	8.3%

Total adjustments to operating profit	5,730	5,023	20,408	11,792	33,380

Operating profit (non-GAAP)	37,967	17,388	25,055	102,845	58,467

Operating margin (non-GAAP)	28.9%	18.4%	22.1%	26.8%	19.7%

Non-operating income (expense) (GAAP)	805	14,640	1,343	3,450	17,990

Foreign exchange loss (gain), net	749	68	362	606	(64)

Gain on disposal of long-term investments	-	(495)	(37)	-	(532)

Loss on equity-method investments	98	-	-	303	-

FCI diverstiture	(24)	(12,401)	-	(57)	(12,412)

Non-operating income (expense) (non-GAAP)	1,628	1,812	1,668	4,302	4,982

Net income (GAAP)	29,184	26,484	4,213	82,972	38,969

Total pre-tax impact of non-GAAP adjustments	6,553	(7,805)	20,733	12,644	20,372

Income tax impact of non-GAAP adjustments	(820)	(76)	(521)	(1,190)	(1,270)

	For Three Months Ended			For Nine Months Ended
	Sep. 30, 2018 ($)	Jun. 30, 2019 ($)	Sep. 30, 2019 ($)	Sep. 30, 2018 ($)	Sep. 30, 2019 ($)

Net income (non-GAAP)	34,917	18,603	24,425	94,426	58,071

Earnings per diluted ADS (GAAP)	$0.81	$0.75	$0.12	$2.30	$1.10

Earnings per diluted ADS (non-GAAP)	$0.96	$0.52	$0.69	$2.61	$1.64

Shares used in computing earnings per diluted ADS (GAAP)	36,171	35,536	35,153	36,147	35,388
Non-GAAP Adjustments	142	29	139	75	84

Shares used in computing earnings per diluted ADS (non-GAAP)	36,313	35,565	35,292	36,222	35,472

(A) Excludes stock-based compensation as follows:

Cost of Sales	77	7	50	130	152
Research & development	2,791	128	1,811	4,756	4,634
Sales & marketing	866	107	320	1,873	982
General & administrative	756	40	430	1,320	1,314

Silicon Motion Technology Corporation

Consolidated Balance Sheet

(In thousands, unaudited)

	Sep. 30, 2018 ($)	Jun. 30, 2019 ($)	Sep. 30, 2019 ($)
Cash and cash equivalents	303,329	342,930	308,191
Short-term investments	4,919	2,309	4,664
Accounts receivable (net)	84,273	80,782	90,332
Inventories	91,117	79,252	87,840
Refundable deposits – current	19,341	24,074	24,078
Prepaid expenses and other current assets	7,588	17,663	17,903

Total current assets	510,567	547,010	533,008
Long-term investments	4,412	3,000	3,000
Property and equipment (net)	110,953	97,981	98,749
Goodwill and intangible assets (net)	64,163	33,714	17,489
Other assets	7,023	13,911	14,002

Total assets	697,118	695,616	666,248

Accounts payable	30,986	37,845	32,457
Loans	3,900	-	-
Income tax payable	6,808	1,346	1,293
Accrued expenses and other current liabilities	44,728	54,183	48,200

Total current liabilities	86,422	93,374	81,950
Other liabilities	27,635	31,884	31,810

Total liabilities	114,057	125,258	113,760
Shareholders’ equity	583,061	570,358	552,488

Total liabilities & shareholders’ equity	697,118	695,616	666,248

Silicon Motion Technology Corporation

Condensed Consolidated Statements of Cash Flows

(in thousands, except percentages and per ADS data, unaudited)

	For Three Months Ended			For Nine Months Ended
	Sep. 30, 2018 ($)	Jun. 30, 2019 ($)	Sep. 30, 2019 ($)	Sep. 30, 2018 ($)	Sep. 30, 2019 ($)
Net income	29,184	26,484	4,213	82,972	38,969

Depreciation & amortization	3,838	3,329	3,244	10,898	9,865

Stock-based compensation	4,548	227	2,611	8,400	7,241

Goodwill & intangible assets impairment	-	-	15,970	-	15,970

Investment impairment, losses & disposals	39	(12,925)	(44)	144	(12,989)

Changes in operating assets and liabilities	(8,134)	23,061	(21,925)	(29,142)	(12,694)

Others	1	3	11	1	19

Net cash provided by operating activities	29,476	40,179	4,080	73,273	46,381

Purchase of property & equipment	(62,903)	(2,929)	(3,925)	(69,732)	(8,049)

Purchase of long-term investments	-	-	-	(4,715)	-

Disposal of long-term investments	-	45,704	38	-	45,742

Net cash provided by (used in) investing activities	(62,903)	42,775	(3,887)	(74,447)	37,693

Dividend payments	(10,823)	(10,937)	(10,009)	(32,451)	(31,882)

Share repurchases	-	-	(25,015)	-	(25,015)

Bank loan	(8,100)	-	-	(21,100)	-

Net cash used in financing activities	(18,923)	(10,937)	(35,024)	(53,551)	(56,897)

Net increase (decrease) in cash, cash equivalents & restricted cash	(52,350)	72,017	(34,831)	(54,725)	27,177

Effect of foreign exchange changes	(540)	(847)	(24)	(1,132)	(1,024)

Cash, cash equivalents & restricted cash—beginning of period	378,556	296,965	368,135	381,523	307,127

Cash, cash equivalents & restricted cash—end of period	325,666	368,135	333,280	325,666	333,280

About Silicon Motion:

We are the global leader in supplying NAND flash controllers for solid state storage devices and the merchant leader in supplying SSD controllers. We have the broadest portfolio of controller technologies and our controllers are widely used in embedded storage products such as SSDs and eMMC+UFS devices, which are found in smartphones, PCs and commercial and industrial applications. We have shipped over six billion NAND controllers in the last ten years, more than any other company in the world. We also supply customized high-performance hyperscale data center and industrial SSD solutions. Our customers include most of the NAND flash vendors, storage device module makers and leading OEMs. For further information on Silicon Motion, visit us at www.siliconmotion.com.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, including without limitation, statements about Silicon Motion’s currently expected fourth quarter of 2019 and full year 2019 expectations of revenue, gross margin and operating expenses, all of which reflect management’s estimates based on information available at this time of this press release. While Silicon Motion believes these estimates to be meaningful, these amounts could differ materially from actual reported amounts for the fourth quarter of 2019 and full year 2019. Forward-looking statements also include, without limitation, statements regarding trends in the semiconductor or consumer electronics markets and our future results of operations, financial condition and business prospects. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “continue,” or the negative of these terms or other comparable terminology. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to the unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; general economic conditions or conditions in the semiconductor or consumer electronics markets; the effects on our business and our customer’s business taking into account the ongoing US-China tariffs and trade disputes; goodwill impairment; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the payment, or non-payment, of cash dividends in the future at the discretion of our board of directors and any announced planned increases in such dividends; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; any potential impairment charges that may be incurred related to businesses previously acquired or divested in the future; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our Annual Report on Form 20-F filed on May 15, 2019. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Investor Contact:
Christopher Chaney	Selina Hsieh
Director, Investor Relations & Strategy	Investor Relations
E-mail: CChaney@siliconmotion.com	E-mail: ir@siliconmotion.com

Media Contact:

Sara Hsu

Project Manager

E-mail: sara.hsu@siliconmotion.com